Exhibit 99.2

Investor Relations	Media Relations
Monish Bahl CDC Software 678-259-8510 mbahl@cdcsoftware.com	Lorretta Gasper CDC Software 678-259-8631 lgasper@cdcsoftware.com

CDC Software Launches Cloud Compensation and Benefits Solution on Microsoft Azure Platform in
China

ATLANTA, November 01, 2011 —— CDC Software Corporation, a global enterprise software provider of on-premise and cloud deployments, today announced the launch of Platinum PayOne on the Cloud, a software-as-a-service (SaaS) Compensation and Benefits (C&B) solution supporting the Microsoft Windows Azure platform, that offers low total cost of ownership to small and medium-size (SMB) businesses in mainland China.

This cloud version of the Platinum C&B solution, targeting SMB businesses in both Mainland China and Hong Kong, was developed with Web Role and SQL Azure, and is hosted by Microsoft data centers. Platinum PayOne on the Cloud is the latest cloud application under the Platinum HRM in the Cloud suite which introduced three modules last June that included: group management, human resource management and recruitment management. Other cloud HRM solutions, supporting Windows Azure, that are planned for future rollout next year include Attendance Management and Performance Appraisal solutions.

The Platinum C&B solution helps enterprises manage a variety of policies and rules in China, respond rapidly to frequent policy changes and new released rules, and ensure data security and operational continuity with the support of Microsoft Cloud Platform’s centralized data center, extended service platform and security technologies.

“This latest launch of another cloud solution supporting Microsoft Azure illustrates the strong cooperation between CDC Software and Microsoft in advancing cloud technology,” said Edmund Lau, senior vice president of Greater China for CDC Software. “With Platinum PayOne on the Cloud, CDC Software has leveraged the feature rich and powerful functionality of Platinum HRM, which has served large enterprises and multinationals in China for decades, and designed a cloud compensation and benefits solution that is ideally suited to the distinct requirements of SMBs in China. We are very excited to offer this compensation and benefits cloud solution that we believe will help SMBs accelerate system deployment, improve reliability and increase IT scalability, and lower maintenance costs and their overall IT investments. With this solution, SMBs now can concentrate their limited resources and capital spending into other critical areas of their business such as development, sales and marketing and services.”

The cloud-based C&B solution has already attracted interest in the market, and Suzhou-based Jiangsu Feng Yun Network Service Company is the first planned client.

“We believe that the ultimate goal of cloud computing is to deliver services to end-users and customers in terms of IT computing resources and applications, and to make it as convenient as how we use energy and other technologies, such as water, electricity, gas and communications,” said Ted Liu, partner director of the Microsoft China Developer and Platform Evangelism Group. “Microsoft has built and is operating dozen of large data centers around the world and dedicates significant resources in the development of clouding computing. We look forward to a continuous and deepened partnership with CDC Software to develop technological and business innovations, promote software development on the cloud computing platform, and work together toward a long-term win-win cooperation.”

 About Platinum HRM

For more than 20 years, Platinum HRM has been one of the leading human capital management (HCM) solution specifically designed to meet the business and regulatory requirements of the China mainland and Hong Kong. The Human Resources and Payroll applications are used by more than 1,000 companies, including multinationals, small- and medium-sized domestic companies, and state-owned enterprises.

About CDC Software

CDC Software (NASDAQ: CDCS), The Customer-Driven Company™, is a global enterprise software provider of on-premise and cloud deployments.  Leveraging a service-oriented architecture (SOA), CDC Software offers multiple delivery options for their solutions including on-premise, hosted, cloud-based Software as a Service (SaaS) or blended-hybrid deployment offerings. CDC Software’s solutions include enterprise resource planning (ERP), manufacturing operations management, enterprise manufacturing intelligence, supply chain management (demand management, order management and warehouse and transportation management), global trade management, e-Commerce, human capital management, customer relationship management (CRM), complaint management and aged care solutions.
CDC Software’s acquisitions are part of its “integrate, innovate and grow” strategy.  Fueling the success of this strategy is the company’s global scalable business and technology infrastructure featuring multiple complementary applications and services, domain expertise in vertical markets, cost effective product engineering centers in India and China, a highly collaborative and fast product development process utilizing Agile methodologies, and a worldwide network of direct sales and channel operations. This strategy has helped CDC Software deliver innovative and industry-specific solutions to approximately 10,000 customers worldwide within the manufacturing, distribution, transportation, retail, government, real estate, financial services, health care, and not-for-profit industries. For more information, please visit www.cdcsoftware.com.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements relating to our beliefs about SMBs ability to help accelerate system deployment, improve reliability, increase IT scalability, and lower maintenance costs and overall IT investments, concentrate limited resources and capital spending into other critical areas of their business such as development, sales and marketing and services, our beliefs regarding Cloud computing and our relationship with Microsoft, and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following; the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; risks related to the recent trading halt of our shares and the continued listing of our shares on NASDAQ; the ability to develop and market successful products and services, including our expansion in cloud solutions; the entry of new competitors and their technological advances; the possibility of development or deployment difficulties or delays. In addition, please refer to the CDC Software’s recent filings with U.S. Securities and Exchange Commission (the “SEC”) on Forms 6-K. These filings identify and address other important risk factors. Further information on risks or other factors that could cause results to differ is detailed in our filings or submissions with the United States Securities and Exchange Commission, including our current reports on Forms 6-K and Annual Report on form 20-F for the year ended December 31, 2009, filed with the SEC on June 1, 2010, and those of our ultimate parent company, CDC Corporation. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company makes no representations or warranties herein regarding its products and services and assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise. Historical results are not indicative of future performance.